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                              February 18, 2021

       Avi Katz
       Executive Chairman, Secretary, President and Chief Executive Officer GigCapital3, Inc.
       1731 Embarcadero Rd., Suite 200
       Palo Alto, CA 94303

                                                        Re: GigCapital3, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed February 4,
2020
                                                            File No. 333-251862

       Dear Dr. Katz:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4/A Filed February 4, 2021

       Summary Term Sheet, page 1

   1. Please revise to address the part of prior comment 2 that requested disclosure of the return on investment your
Sponsor and the underwriter will receive with respect to warrants they hold, including those
underlying the units. Also revise to address the current value of the common stock to be paid
to the Lightning Systems equity holders.
       Lightning Systems, page 30

   2. Please expand your revisions in response to prior comment 4 to clarify how many
                                                        "demonstration and test
vehicles" are included in your calculation of vehicles on the road.
 Avi Katz
GigCapital3, Inc.
February 18, 2021
Page 2
Summary Unaudited Pro Forma Condensed Combined Financial Information, page 50

3. We note the disclosures related to the calculation of the exchange ratio used to calculate the equivalent pro forma per share data. Please explain to us how you considered
      Lightning Systems outstanding redeemable convertible preferred stock in calculating the exchange ratio. This comment is also applicable to the disclosures on page 117.
Executive Compensation, page 238

4. Please update the disclosure in this section to be as of the last-completed fiscal year for each entity.
Lightning Systems' Management's Discussion and Analysis of Financial Condition and Results of Operations
Backlog, page 272

5.    As noted in the response to comment 16, when you disclose and discuss
Lightning
      System   s backlog in the registration statement please clearly indicate that it does not
      constitute a binding legal obligation.
Financial Statements, page F-1

6. Please provide updated financial statements and related disclosures throughout your filing. See Rule 8-08 of Regulation S-X.
       You may contact Jeff Gordon at (202) 551-3866 or Anne McConnell at (202) 551-3709 if
you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Anne Parker, Office Chief, at (202) 551-3611 with any other questions.



                                                             Sincerely,
FirstName LastNameAvi Katz
                                                             Division of
Corporation Finance
Comapany NameGigCapital3, Inc.
                                                             Office of
Manufacturing
February 18, 2021 Page 2
cc:       Jeffrey Selman
FirstName LastName